

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 65242

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING___01/01/04___ AND ENDING___12/31/04___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OBEX SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1865 PALMER AVENUE, SUITE 208___

(No. and Street)

___LARCHMONT, NEW YORK 10538___

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___PAUL G. STACHE   914-833-1800___   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___MARKS PANETH & SHRON LLP___

(Name – if individual, state last, first, middle name)

___622 THIRD AVENUE, NEW YORK, N.Y.___   ___10017___

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 1 2005
THOMSON
FINANCIAL

FEB 2 2 2005
152

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __PAUL G. STACHE_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____**OBEX SECURITIES LLC**_____ , as

of _____**DECEMBER 31,** _____ , 20 **04**___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _Signature_

CHIEF OPERATING OFFICER
_____

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

CONTENTS



Marks Paneth & Shron LLP

Certified Public Accountants
and Consultants

INDEPENDENT AUDITORS' REPORT

Member
OBEX Securities LLC

We have audited the accompanying statement of financial condition of OBEX Securities LLC as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OBEX Securities LLC at December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Marks Paneth + Shron LLP

New York, NY
February 9, 2005

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile   212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile   516 992 5800

Website www.markspaneth.com

Associated worldwide with
Jeffreys Henry International

ASSETS

Cash	$ 176,206
Accounts receivable from brokers/dealers	133,295
Other accounts receivable	35,930
Other assets	280
	$ 345,711

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 35,790
Member's equity	309,921
	$ 345,711

See notes to statement of financial condition.

OBEX SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

1. BUSINESS DESCRIPTION

   OBEX Securities LLC ("the Company") is a registered Introducing Broker with the Commodities Futures Trade Commission and is a member of the National Futures Association. The Company is also a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB"). Commission income is derived principally from futures contracts, commodity options, equity and debt securities. Fee income is derived principally from referral fees associated with outside investment management services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Cash and Cash Equivalents

   Cash and cash equivalents include all highly liquid investments with original maturities of three months or less.

   Concentrations of Credit Risk

   The Company maintains cash and cash equivalents at financial institutions which at times may exceed federally insured limits.

   Income Taxes

   The Company is not subject to federal or state income taxes, which are the responsibility of the Company's sole member.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

4. MINIMUM CAPITAL REQUIREMENTS

   The Company is subject to the Uniform Net Capital Rule (rule 15c3-1) of the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1.

   At December 31, 2004, the Company's net capital under the rule was $272,460, which exceeded minimum net capital of $100,000 by $172,460, and the ratio of aggregate indebtedness to net capital was 0.13 to 1.

   Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers, and is not subject to certain other requirements of the Customer Protection Rule.